SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: November 3rd, 2004

FOR IMMEDIATE RELEASE

SILICOM PENETRATES THE FAR EAST WITH
GIGABIT MULTI-PORT ADAPTERS:
INITIAL ORDERS AMOUNTING TO $290,000

KFAR SAVA, Israel – November 3, 2004 – Silicom Ltd. (NASDAQ:SILCF) today announced the first fruits of its intensive sales and marketing efforts focused on the Far East: design wins and initial orders from several Korean companies for its Multi-Port Gigabit Adapters including mostly its unique Bypass Adapters. The initial orders together are valued at approximately $290,000, with each offering the potential to lead to a flow of future orders. In parallel, the Company’s products are currently under evaluation by additional companies in Korea as well as other Far Eastern countries such as Japan, China, Hong Kong and Taiwan.

“The market for security appliances is booming in Korea, making these initial orders an important milestone for Silicom,” said Shaike Orbach, Silicom’s President and CEO. “Although gateway appliances are gaining in popularity, providers are looking for solutions that overcome their vulnerability to power-outs and network disruptions. We are delighted that security appliance providers in Korea have recognized our various adapters and specifically the Bypass Adapter as a smart and practical solution. We believe this success will help us achieve additional sales in Korea and in other countries throughout the Far East.”

Silicom’s Multiport Gigabit Ethernet Bypass adapters are ideal throughput and continuity solutions for server-based systems and network appliances. Their utilization delivers significant benefits in three areas: (1) the prevention of bottlenecks through top-speed connectivity; (2) the enhancement of architectural flexibility through multiport connectivity; and (3) the assurance of network continuity through automatic rerouting of traffic around non-functioning components.

About Silicom
Silicom Ltd. is an industry-leading provider of communications connectivity solutions and advanced enabling technologies, making it the preferred time-to-market and performance partner to many of the industry’s significant players. With core expertise in high performance, innovative technologies for networking and operating systems, the Company develops high-performance networking solutions for manufacturers of storage, Internet traffic management, security, and other types of server-based systems characterized by multi-port high-performance environments. Silicom also offers an extensive range of PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contacts:
Ilan Erez
Silicom
+972-9-764-4555
ilane@silicom.co.il